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Employee-owned
Beanchain Coffee

Coffee Shop

1110 W Southern Avenue unit #8
Mesa, AZ 85210
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $20,000 invested.
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THE PITCH
Beanchain Coffee is seeking investment to complete buildout of Beanchain's first brick and mortar location.
First LocationGenerating RevenueOperating Pop-ups
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THE TEAM
David Luke Baxter
Co-Founder

David is driven by a deep seeded mission to end poverty and help others to live decent lives. Because of his own experiences with poverty and those of his closest family and friends he has decided to put his entire lives savings of 200k into starting this coffee shop. He is our first investor and is entirely committed to both financially and in mission to creating a fair, kind, and thriving coffee shop where he and others can serve the people of Mesa for years to come!

David Baxter has 10+ years experience working in the service industry and 5 of those were serving coffee! He's worked at coffee shops that are fast paced drive throughs and coffee shops that focus more on the sit down and dine in crowd. Though he started in the service industry his career has taken him lots of places.

For the last 5 years he's worked as a Front End and Full Stack engineer at companies like Allstate, Carvana, and ADP. Over the course of his career in tech he's trained many other engineers and worked in teams large and small. The skills gained in the areas of leadership and communication will help him tremendously as he trains our future baristas!

Shannon Kathleen Baxter
Co-Founder
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The Beahchain

The Beanchain will be a shared workspace, coffee shop, bakery, and roaster! We want to be a pillar of our community and will be reaching out to local clubs, businesses, and schools to make sure that this coffee shop becomes a nexus of conversation and connection for everyone.

This coffee shop is a labor of love for my wife and I. We've both experienced poverty, and lost a great deal to it, so we want to make sure that no one else has to go through that. Our hope is that by building a responsible worker directed coffee shop we can inspire others to do the same with other businesses. We'll be working to teach others how to start worker directed organizations like co-ops, discos, daos, and unions. This is what we want to give back to the world and our community.

Guest Bakers

We will be reaching out to all local aspiring bakers and offering them the opportunity to bake out of our shop! This will help those that want to get their business started by allowing them to use us as a jumping off point but will also help to make our store feel like home for a large chunk of our community. We're all stronger when we help each other and we hope that by empowering our local bakers we can show that!

Coffee Shop

We are a large coffee shop in the heart of Mesa that is the perfect place to relax and get some work done. The atmosphere is cozy and welcoming, with soft lighting, comfortable seating, and a warm vibe. The coffee is always freshly brewed and the selection of teas and pastries is delicious. The staff is friendly and helpful, and they are happy to refill your drink or give you a recommendation. The music is always low and the ambiance is peaceful, making it easy to focus on your work. There is also free Wi-Fi and plenty of outlets, so you can easily stay connected and powered up. Overall, it's a wonderful spot to spend an afternoon studying or working in a relaxed and comfortable environment.

Shared Workplace

Shared workspaces can help communities in a number of ways. They provide a place for people to work, collaborate, and connect with others, which can foster a sense of community and belonging. Shared workspaces can also stimulate local economic development, as they provide opportunities for entrepreneurs and small businesses to grow and succeed. In addition, shared workspaces can help to reduce the environmental impact of commuting, as they allow people to work closer to home and reduce the need for long distance travel. Overall, shared workspaces can be a valuable resource for communities, promoting social, economic, and environmental sustainability.

Worker Directed

We'll be allowing our workers to propose changes, vote, enjoy a living wage, and receive profit sharing with the goal of making our shop one of the very first worker directed coffee shops in Arizona. We want to show people that its possible to run a profitable business while still respecting and including the people that are creating the value in that organization, the workers.

This is a deeply held believe for my wife and I. We will be working tirelessly to help as many people build a middle class life for themselves through the Beanchain as possible.

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PRESS
Worker-First Coffee Company, Bean Chain, Opening in Mesa Spring 2023 | What Now Phoenix

Bean Chain, an innovative co-op cafe and coffee shop, is set to open spring 2023 in Mesa's Fiesta Commons, located at 1110 W Southern Ave, according to...

Beans, Brains, & Blockchains:

Check out this article about resilience that includes updates on Beanchain Coffee and the Blockchain Learning Center!

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THE SPACE
Shared work space
3 offices
Conference room
Coffee shop
Large kitchen to support local bakers
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BEANCHAIN IMAGES AND MARKETING MATERIALS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction of Coffee Shop / Bakery / Shared Workplace $25,000
Operating Expenses $7,637
Mainvest Compensation $2,363
Total $35,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $256,000 $424,000 $453,680 $476,363 $490,653

Cost of Goods Sold $105,000 $173,906 $186,079 $195,382 $201,243

Gross Profit $151,000 $250,094 $267,601 $280,981 $289,410

EXPENSES

Rent $5,500 $82,000 $82,000 $82,000 $82,000

Utilities $5,000 $8,281 $8,860 $9,302 $9,581

Staff Labor Costs $40,000 $60,000 $60,000 $60,000 $60,000

Insurance $5,000 $5,125 $5,253 $5,384 $5,518

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102

Operating Profit $89,500 $88,538 $105,185 $117,835 $125,691

This information is provided by Beanchain Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

BusinessPlan.pdf

BeanchainPitch.pdf

Investment Round Status

Target Raise $35,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 17th, 2023

Summary of Terms

Legal Business Name Beanchain Coffee LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 2%-7.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Beahchain Coffee has been operating since 10/22/2021 and has since achieved the following milestones:

Developed a comprehensive business plan

Built a Coffee Cart

Obtained all licenses / permits needed to operate coffee cart

Signed a lease with a great rent rate!

Made our first dollar!

Started developing our customer base by running the cart in the plaza our shop will be located in until construction is finished

Heart, Commitment, and Liquidity

The founder of the Beanchain started by investing nearly all of his own savings into the shop. It has many of the assets needed to run the shop already purchased and a good reserve of cash built up. We believe in our mission to our core and we're willing to put our money where our mouth is.

Beahchain Coffee has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Beahchain Coffee expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Beahchain Coffee's fundraising. However, beanchain may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of beanchain to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

beanchain operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. beanchain competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from beanchain's core business or the inability to compete successfully against the with other competitors could negatively affect beanchain's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in beanchain's management or vote on and/or influence any managerial decisions regarding beanchain. Furthermore, if the founders or other key personnel of beanchain were to leave beanchain or become unable to work, beanchain (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which beanchain and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, beanchain is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

beanchain might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If beanchain is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt beanchain

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect beanchain's financial performance or ability to continue to operate. In the event beanchain ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither beanchain nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

beanchain will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and beanchain is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although beanchain will carry some insurance, beanchain may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, beanchain could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect beanchain's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of beanchain's management will coincide: you both want beanchain to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want beanchain to act conservative to make sure they are best equipped to repay the Note obligations, while beanchain might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If beanchain needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with beanchain or management), which is responsible for monitoring beanchain's compliance with the law. beanchain will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if beanchain is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if beanchain fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of beanchain, and the revenue of beanchain can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of beanchain to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Beanchain Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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